UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 23, 2015

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **News Release - AGA Results for the Fourth Quarter 2014**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

23 February 2015

NEWS RELEASE

AngloGold Output Rises for 2nd Straight Year; Costs Fall 13%

(JOHANNESBURG – PRESS RELEASE) -- AngloGold Ashanti today posted its second consecutive growth in annual production alongside a 13% improvement in all-in sustaining costs, as it continued to focus on portfolio improvements and capital discipline.

Production rose 8% to 4.44Moz at an all-in sustaining cost of $1,026/oz in the 12 months through December 31, 2014, from 4.10Moz at $1,174/oz the previous year. The result compared with guidance of 4.2Moz to 4.5Moz at an all-in-sustaining cost of $1,025/oz to $1,075/oz. All-in sustaining cost is a measure that captures direct operating costs, corporate and exploration expenditure and capital investment required to sustain the business.

"The second year of growth is gratifying but the real focus for us is on improving margins," Chief Executive Officer Srinivasan Venkatakrishnan said. "Regardless of the gold price, we won't relax the pressure on costs or hesitate to take out marginal production if needed."

AngloGold Ashanti has over the past 24 months taken decisive action to cut overhead expenditure by two-thirds while improving the quality of its portfolio by bringing into production two new, low-cost mines, selling some assets, closing others and removing loss-making ounces from ongoing operations. All-in sustaining costs for 2014 are 18% lower than they were in 2012, while production is up 12% over the same period as Kibali and Tropicana have ramped up output.

Despite a 10% drop in the average gold price, the company's adjusted earnings before interest, tax, depreciation and amortisation (EBITDA) remained steady at $1.67bn, while free cash flow (excluding once-off retrenchment costs in Ghana and the Rand Refinery loan) improved to $142m compared with an outflow of $1.06bn the previous year. Net debt: adjusted EBITDA was 1.88 times at year-end, similar to the end of 2013 of 1.86 times, again despite the lower gold price, and the once off outflows referred to above.

The improved operational performance was achieved along with a record safety performance, with the fewest number of workplace fatalities in the company's history and the successful evacuation of its Vaal River mines, with only minor injuries reported, after a magnitude 5.3 earthquake in August. The Continental Africa business finished the 12 months without a fatality, for the first time ever.

AngloGold Ashanti is pursuing a range of measures to generate cash from internal sources to reduce debt by about $1bn over the medium term. These steps include pursuing additional savings from current operations, realising synergies from combining neighbouring mines and infrastructure in South Africa and potentially introducing partners in key areas, most notably projects in Colombia and in one of its operating assets.

"The shop is closed to bargain hunters," Venkat said.

In addition, at the end of 2014 AngloGold Ashanti completed the transition of its loss-making Obuasi mine in Ghana to limited operations. Underground production has ceased and the focus is now on the feasibility study into the redevelopment of the high-grade ore body as a fully mechanised operation. The study is nearing completion, following which it will be optimised while discussions with the government and potential funding and operating partners will be held.

Fourth Quarter
AngloGold Ashanti recorded strong operating results in the fourth quarter, which topped market guidance despite safety-related interruptions which affected production from South Africa. Fourth quarter production of 1.156Moz was 2.5% better than the previous quarter and better than guidance of 1.1Moz-1.14Moz. Total cash costs of $724/oz were 12% better than the preceding quarter, which averaged $820/oz and well ahead of guidance of $800/oz to $820/oz.

Outlook
First Quarter
Production guidance for the first quarter is estimated to be between 900,000oz to 940,000kozs at total cash costs of $830/oz to $860/oz, assuming average exchange rates against the US dollar of 11.60 (Rand), 2.60 (Brazil Real), 0.85 (Aus$) and 9.50 (Argentina Peso), with oil at $70/bl. This guidance takes into account the slow seasonal ramp-up in production following

the Christmas break, ongoing power disruptions and also interruptions to normal operations related to safety-related stoppages, all in South Africa.

Full-year

Production guidance for the year is now between 4.0Moz to 4.3Moz, reflecting the sale of the Navachab mine, reduction in production from Mali, cessation of underground production at Obuasi, only partially offset by the ramp-up in production from Cripple Creek & Victor starting after the first quarter.

Total cash costs are now anticipated to be $770/oz to $820oz, which factors in the average exchange rates against the US dollar of 11.60 (Rand), 2.60 (Brazil Real), 0.85 (Aus$) and 9.50 (Argentina Peso), with oil at $70/bl.

AISC are forecast at $1,000/oz to $1,050/oz. Capital expenditure for the full year are expected to be $1,000m - $1,100m. Corporate costs are now forecast at approximately $95m - $110m for the year, and Expensed exploration and study costs are forecast at $155m to $175m. Depreciation and amortisation are expected to be $860m, while the cash flow impact of interest charges is expected at $240m.

Ends

Particulars	2014	2013	Change
Gold price received ($/oz)	1 264	1 401	(10%)
Gold production (koz)	4 436	4 105	8%
Total cash costs ($/oz)	787	830	(5%)
Corporate & marketing costs ($m)	92	201	(54%)
Exploration & evaluation costs ($m)	144	255	(44%)
Capital expenditure ($m)	1 209	1 993	(39%)
All-in-sustaining costs ($/oz)	1 026	1 174	(13%)
All-in-costs ($/oz)	1 148	1 466	(22%)
Cash inflow from operating activities ($m)	**1 220**	**1 246**	**(2%)**
Adjusted EBITDA ($m)	1 665	1 667	0%
Free cash inflow / (outflow) ($m)	(112)	(1 058)	89%
Free cash inflow / (outflow) ($m) – *excl. Obuasi redundancies and Rand Refinery Loan*	142	(1 058)	113%

23 February 2015
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts

Media

Chris Nthite | +27 (0) 11 637 6388/+27 (0) 83 301 2481 | cnthite@anglogoldashanti.com
Stewart Bailey | +27 81 032 2563 / +27 11 637 6031 | sbailey@anglogoldashanti.com
General inquiries | | media@anglogoldashanti.com

Investors

Stewart Bailey | +27 81 032 2563 / +27 11 637 6031 | sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada) | +1 (212) 858 7702 / +1 646 379 2555 | sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa) | +27 11 6376763 / +27 82 821 5322 | fmgidi@anglogoldashanti.com

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 23, 2015

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance